As filed with the Securities and Exchange Commission on April 27, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Whitestone REIT
Whitestone REIT Operating Partnership, L.P.
(Name of Subject Company (Issuer))

Whitestone REIT
Whitestone REIT Operating Partnership, L.P.
 (Names of Filing Person (Issuer))

Class A common shares of Whitestone REIT,	Units of Limited Partnership of
($0.001 Par Value) (Title of Class of Securities)	Whitestone REIT Operating Partnership, L.P. (Title of Class of Securities)

966084105	None
(CUSIP Numbers of Class of Securities)	(CUSIP Numbers of Class of Securities)

James C. Mastandrea, President and Chief Executive Officer
Whitestone REIT
2600 South Gessner, Suite 500
Houston, Texas 77063
(713) 827-9595
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

John A. Good, Esq.
Amanda R. Poe, Esq.
Bass, Berry & Sims PLC
100 Peabody Place, Suite 900
Memphis, Tennessee 38103
(901) 543-5900

CALCULATION OF FILING FEE
Transaction Valuation (1)	Amount of Filing Fee
$17,812,890	$2,042

(1)
This valuation assumes the exchange of up to 1,321,431 Class B common shares of Whitestone REIT, the maximum number of shares that may be delivered in connection with the exchange offer.  Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(a)(4) under the Securities Exchange Act of 1934, as amended, based on the average of the high and low prices of the Whitestone REIT’s Class B common shares on the NYSE Amex on April 25, 2012.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,042	Filing Party:	Whitestone REIT
Whitestone REIT Operating Partnership, L.P.

Form or Registration No.: Form S-4 (333-180990)	Date Filed:	April 27, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

SCHEDULE TO

This tender offer statement on Schedule TO relates to an offer, or the Exchange Offer, by Whitestone REIT, a Maryland real estate investment trust, or the Company, and Whitestone REIT Operating Partnership, L.P., a Delaware limited partnership, or the Operating Partnership, to exchange Class B common shares of beneficial interest, $0.001 par value per share, or Class B common shares, of the Company on a one-for-one basis for (i) up to 867,789 outstanding shares of the Company’s Class A common shares of beneficial interest, $0.001 par value per share, or Class A common shares; and (ii) up to 453,642 outstanding units of limited partnership in the Operating Partnership, or the OP units, upon the terms and subject to the conditions contained in the prospectus (as may be amended or supplemented from time to time, the Prospectus) dated April 27, 2012, which forms part of the Company’s and the Operating Partnership’s joint Registration Statement on Form S-4 (File Nos. 333-180990 and 333-180990-01) concurrently being filed with the Securities and Exchange Commission (the “SEC”) on April 27, 2012 (as amended, the Registration Statement), and the related letters of transmittal, copies of which are included herein as Exhibits (a)(1)(i) and (a)(1)(ii), respectfully.

This tender offer statement is intended to satisfy the reporting requirements of Rule 13e-3 and Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended. The information in the Prospectus and the related letters of transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1. Summary Term Sheet.

The information under the heading “Summary” in the Prospectus is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.

The name of the issuer of the Class A common shares and Class B common shares is Whitestone REIT. Its principal executive offices are located at 2600 South Gessner, Suite 500, Houston, Texas 77063 and the telephone number of its principal executive offices is (713) 827-9595.

The name of the issuer of the OP units is Whitestone REIT Operating Partnership, L.P. Its principal executive offices are located at 2600 South Gessner, Suite 500, Houston, Texas 77063 and the telephone number of its principal executive offices is (713) 827-9595.

(b) Securities.

The subject classes of securities to be exchanged in the Exchange Offer are the Company’s Class A common shares and the Operating Partnership’s OP units.  Each validly tendered Class A common share or OP unit will be exchanged for one of the Company’s Class B common shares.  As of April 13, 2012, there were 1,737,347 Class A common shares, 907,347 OP units, not held by the Company, and 10,158,247 Class B common shares outstanding.

(c) Trading Market and Price.

The information set forth under the heading “Market for Securities” of the Prospectus is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address.

The filing persons are Whitestone REIT and Whitestone REIT Operating Partnership, L.P.  The principal executive offices for both Whitestone REIT and Whitestone REIT Operating Partnership L.P. are located at 2600 South Gessner, Suite 500, Houston, Texas 77063 and the telephone number of the principal executive office is (713) 827-9595.

The information under the heading “Security Ownership of Certain Beneficial Owners and Management” in the Prospectus is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms.

(1) Tender Offers.

The information under the headings “Summary,” “The Exchange Offer,” “Comparison of Ownership of OP Units and Common Shares” and “Material U.S. Federal Income Tax Considerations” in the Prospectus is incorporated herein by reference.

(2) Merger or Similar Transactions.

Not applicable.

(b) Purchases.

Certain Class A common shares and OP units that are the subject of the Exchange Offer are owned by officers, trustees or affiliates of the Company.  Any such officers, trustees or affiliates of the Company may participate in the Exchange Offer to the same extent and on the same terms and conditions as any person who is not an officer, trustee or affiliate of the Company or the Operating Partnership.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(e)           Agreements Involving the Subject Company’s Securities.

The information under the headings “Security Ownership of Certain Beneficial Owners and Management” and “The Operating Partnership Agreement” in the Prospectus is incorporated herein by reference.

In addition, the information set forth under the headings “Compensation Discussion and Analysis -- 2011 Executive Compensation Elements,” “Executive Compensation,” “Compensation of Trustees” and “Certain Relationships and Related Transactions” in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 10, 2012, is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information under the subheadings “The Exchange Offer — Purpose of the Exchange Offer” and “Special Factors – Purpose of and Reasons for the Exchange Offer” in the Prospectus is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth under the subheading “The Exchange Offer — Accounting Treatment” in the Prospectus is incorporated herein by reference.

(c) Plans.

(1) None.

(2) None.

(3) The information under the subheadings “Distribution Policy” and “The Exchange Offer — Accounting Treatment” in the Prospectus is incorporated herein by reference.

(4) None.

(5) None.

(6) None.

(7) The information under the subheading “Special Factors – Effect of the Exchange Offer” in the Prospectus is incorporated herein by reference.

(8) The information under the subheading “Special Factors – Effect of the Exchange Offer” in the Prospectus is incorporated herein by reference.

(9) None.

(10) None.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information under the subheading “The Exchange Offer — Fees and Expenses” in the Prospectus is incorporated herein by reference.

(b) Conditions.

None.

(d)           Borrowed Funds.

None.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information under the heading “Security Ownership of Certain Beneficial Owners and Management” in the Prospectus is incorporated herein by reference.

(b) Securities Transactions.

No transactions in the subject securities have occurred in the past sixty (60) days.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

With respect to solicitations in connection with the Exchange Offer, the information under the subheading “The Exchange Offer — The Exchange Agent” in the Prospectus is incorporated herein by reference. In addition, none of the Company, the Operating Partnership or the exchange agent is making any recommendation as to whether holders of the Class A common shares or OP units should choose to tender the Class A common shares or OP units in the Exchange Offer.

Item 10.  Financial Statements.

(a) Financial Information.

(1) The consolidated financial statements and other information set forth under (i) Part IV, Item 15 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, and (ii) Part IV, Item 15 of the Operating Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 are, in each case, incorporated by reference herein and may be accessed electronically on the SEC’s website at http://www.sec.gov.

(2) Not applicable.

(3) Not applicable.

(4) As of December 31, 2012, the book value per Class A common share, OP unit and Class B common share was $10.22, $10.84 and $10.22, respectively.

(b) Pro Forma Financial Information.

Not applicable.

Item 11.  Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth under Item 5 above is incorporated herein by reference.

(2) The information under the subheading “The Exchange Offer — Conditions of the Exchange Offer” in the Prospectus is incorporated herein by reference.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b) Not applicable.

(c) Other Material Information.

None.

Item 12. Exhibits

Exhibit No.	Description
(a)(1)(i)	Prospectus, dated April 27, 2012 (incorporated by reference to the Registration Statement on Form S-4 (File No. 333-180990)
(a)(1)(ii)*	Letter of Transmittal for Class A common shares
(a)(1)(iii)*	Letter of Transmittal for OP units
(a)(4)	Incorporated by reference herein to Exhibit (a)(1)(i) hereof
(h)(i)	Opinion of Venable LLP (incorporated by reference to Exhibit 5.1 to the Registration Statement on Form S-4 (File No. 333-180990), filed on April 27, 2012)
h(ii)	Opinion of Bass, Berry & Sims PLC (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 (File No. 333-180990), filed on April 27, 2012)
____________

*To be filed by amendment

Item 13.   Information Required by Schedule 13E-3.

Item 2.  Subject Company Information.

(d) Dividends.

The information under the heading “Distribution Policy” in the Prospectus is incorporated herein by reference.

(e) Prior Public Offerings.

The information under the heading “Market for Securities – Prior Public Offerings” in the Prospectus is incorporated herein by reference.

(f) Prior Stock Purchases.

Other than the exchange offers previously conducted by the Company and more fully described under the heading “Special Factors – Background of Exchange Offer” in the Prospectus, the Company has not purchased any of the common shares or OP units in the past two years.  The information set forth under the caption “Security Ownership of Certain Beneficial Owners and Management” in the Prospectus is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(b)           Business and Background of Entities.

The Company was formed as a real estate investment trust, pursuant to the Texas Real Estate Investment Trust Act on August 20, 1998.  In July 2004, the Company changed its state of organization from Texas to Maryland pursuant to a merger of the Company directly with and into a Maryland real estate investment trust formed for the sole purpose of the reorganization and the conversion of each outstanding common share of beneficial interest of the Texas entity into 1.42857 common shares of beneficial interest of the Maryland entity.  The Company serves as the general partner of the Operating Partnership, which was formed on December 31, 1998 as a Delaware limited partnership.  The information set forth under the capitation “Business and Properties – Our Company” is incorporated herein by reference.

Neither the Company nor the Operating Partnership has been convicted in any criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors).  Additionally, neither the Company nor the Operating Partnership was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c)	Business and Background of Natural Persons.

The information under the headings “Security Ownership of Certain Beneficial Owners and Management” in the Prospectus and “Proposal No. 1 – Election of Trustees – Members of the Board of Trustees” and “Executive Officers” in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 10, 2012, is incorporated by reference.

Item 4.  Terms of Transaction.

(c)	Different Terms.

There are no terms or arrangements treating any holder of Class A common shares or OP units differently from another.

(d)	Appraisal Rights.

The information under the subheadings “The Exchange Offer – Terms of the Exchange Offer” and “The Exchange Offer – Appraisal Rights” in the Prospectus is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders.

No provisions have been made to grant unaffiliated security holders access to the corporate records of the Company or the Operating Partnership or to obtain counsel or appraisal services at the expense of the Company, Operating Partnership or any other filing person.

(f)	Eligibility for Listing or Trading.

Not applicable.

Item 5.  Past Contracts, Transactions, Negotiations and Agreements.

(a)           Transactions.

The information under the heading “Certain Relationships and Related Transactions” in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 10, 2012, is incorporated by reference.

(b)           Significant Corporate Events.

Other than the exchange offers previously conducted by the Company and more fully described under the heading “Special Factors – Background of the Exchange Offer” in the Prospectus, during the past two years, there have been no negotiations, transactions or material contracts between the Company or the Operating Partnership, and either of their respective affiliates, concerning any merger, consolidation, acquisition, tender offer, election of trustees or sale or other transfer of material assets.

(c)	Negotiations or Contracts.

During the past two years, there have been no negotiations or material contracts concerning the matters referred to in paragraph (b) of this Item 5 between the Company or the Operating Partnership, and either of their respective affiliates.

Item 7.  Purposes, Alternatives, Reasons and Effects.

The information under the subheadings “The Exchange Offer — Purpose of the Exchange Offer,” “Special Factors – Purpose of and Reasons for the Exchange Offer,” “Special Factors – Background of the Exchange Offer” and “Special Factors – Effect of the Exchange Offer” in the Prospectus is incorporated herein by reference.

 Item 8.  Fairness of the Transaction.

The information under the subheading “Special Factors – Fairness of the Exchange Offer” in the Prospectus is incorporated herein by reference.

Item 9.  Reports, Opinions, Appraisals and Negotiations.

The information under the subheading “Special Factors – Fairness of the Exchange Offer” in the Prospectus is incorporated herein by reference.

Item 10.  Source and Amounts of Funds or Other Consideration.

(c)	Expenses.

The information under the subheading “The Exchange Offer – Fees and Expenses” in the Prospectus is incorporated herein by reference.

Item 12.  The Solicitation or Recommendation.

(d)	Intent to Tender or Vote in Going-Private Transaction.

The information under the heading “Security Ownership of Certain Beneficial Owners and Management” in the Prospectus is incorporated herein by reference.

(e)	Recommendations of Others.

The information under the subheadings “Risk Factors – None of the board of trustees of the Company, acting as the board of trustees or as the general partner of the Operating Partnership, or the exchange agent has made a recommendation as to whether the holders of Class A common shares or OP units should exchange their shares or units for Class B common shares pursuant to the exchange offer” and “Special Factors – Fairness of the Exchange Offer” in the Prospectus is incorporated herein by reference.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.

(b)	Employees and Corporate Assets.

Our officers, trustees, and employees may be asked to answer inquiries concerning the Exchange Offer, but they will not receive any additional compensation for answering any such inquiries.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Whitestone REIT

By: /s/ James C. Mastandrea
James C. Mastandrea
Chief Executive Officer and Chairman

                                                                        Whitestone REIT Operating Partnership, L.P.

                                                                        By:        Whitestone REIT, its General Partner
By: /s/ James C. Mastandrea
James C. Mastandrea
Chief Executive Officer and Chairman
Date: April 27, 2012

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Prospectus, dated April 27, 2012 (incorporated by reference to the Registration Statement on Form S-4 (File No. 333-180990)
(a)(1)(ii)*	Letter of Transmittal for Class A common shares
(a)(1)(iii)*	Letter of Transmittal for OP units
(a)(4)	Incorporated by reference herein to Exhibit (a)(1)(i) hereof
(h)(i)	Opinion of Venable LLP (incorporated by reference to Exhibit 5.1 to the Registration Statement on Form S-4 (File No. 333-180990), filed on April 27, 2012)
h(ii)	Opinion of Bass, Berry & Sims PLC (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 (File No. 333-180990), filed on April 27, 2012)
____________

*To be filed by amendment